[redacted]

May 11, 2007

07023989

SurfControl®

U.S. Securities and Exchange Commiss
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED
MAY 17 2007
WASH. D.C. 186 SECTION

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Stevens Capital Management LP Rule 8.3 – SurfControl Plc, dated May 7, 2007
- REG-Aegon UK Group Rule 8.3 – SurfControl, dated May 8, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated May 8, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 8, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 8, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 8, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 9, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated May 9, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 9, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 9, 2007
- REG-Office of Fair Trade Merger Update, dated May 9, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated May 9, 2007
- REG-Arbitrage & Trading Rule 8.3 – SurfControl plc, dated May 10, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 10, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated May 10, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 10, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 11, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 11, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 11, 2007

SUPPL

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	4 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	530,641	1.845%	0	
(3) Options and agreements to purchase/sell				
Total	530,641	1.845%	0	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	3200	#6.5025

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying, etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable)(Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-

*T

Date of disclosure	7 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

-0-

*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	530,641	N/A	Cash Settled Equity Swap	N/A

*T

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:2033W
Aegon UK Group
08 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	4th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	768,508	2.67%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	768,508	2.67%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,296	650.1p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8th May 2007
Contact name	Innes McKeand
Telephone number	0131 549 6275

If a connected EFM, name of offeree/offeror with
which connected

If a connected EFM, state nature of connection
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETBVLFBDEBLBBZ

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:2063W
Morgan Stanley Securities Ld(EPT)
08 May 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 May 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,296	6.50	6.50

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	8 May 2007
Contact name	Brent Ali
Telephone number	020 7425 8677

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense,Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSIERITIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2111W
UBS AG (EPT)
08 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	4th MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	14,377	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	14,377	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	175	647.75 pence
SALE	176	648.75
SALE	131	649
SALE	131	649.75
SALE	131	649.75
SALE	175	649.75
SALE	131	650

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	08 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUIXGGGRI

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:2203W
BlackRock Group
08 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	4th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,580,152	5.49%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,580,152	5.49%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	29,200	GBP 6.472741

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8th May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAPMTTMMIMBLR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	04 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	597,337	2.08%	65,988	0.23%
(2) Derivatives (other than options)	65,988	0.23%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	663,325	2.31%	212,918	0.74%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	542	6.4875
Sale	2,136	6.4705
Sale	3,044	6.4705
Sale	2,215	6.4705
Sale	2,174	6.4705
Sale	524	6.4850
Sale	4,461	6.4705

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per Unit
CFD	Short	542	6.4875
CFD	Long	524	6.485

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2946W
UBS AG (EPT)
09 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	8th MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	16,777	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	16,777	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	256	647.25 pence
SALE	459	647.5
SALE	139	647.75
SALE	133	648
SALE	122	648
SALE	361	648
SALE	107	648.5
SALE	304	648.75
SALE	109	649
SALE	167	649
SALE	137	649.75
SALE	106	651.25

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	09 MAY 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUXUGGGRC

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:2956W
Morgan Stanley Securities Ld(EPT)
09 May 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 May 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,653	6.55	6.43

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
2,501	6.47	6.43

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	3,653	6.49

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	9 May 2007
Contact name	Brent Ali
Telephone number	020 7425 8677

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense,Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFIFEFIAIID

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	08 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	595,587	2.07%	69,488	0.24%
(2) Derivatives (other than options)	67,738	0.24%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	663,325	2.31%	216,418	0.75%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	36,093	6.4850
Sale	36,093	6.4850
Sale	1,750	6.4850

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Long	1750	6.4849

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:3079W
BlackRock Group
09 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	8th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,561,520	5.43%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,561,520	5.43%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	18,632	GBP 6.483161

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	9th May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETALMJTMMAMBLR

Financial Announcements

REG-Office of Fair Trade Merger Update

RNS Number:3049W
Office of Fair Trading
09 May 2007

Invitation to Comment

ANTICIPATED ACQUISITION BY WEBSENSE, INC OF THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF SURFCONTROL PLC

The Office of Fair Trading is considering whether arrangements are in progress or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation under the merger provisions of the Enterprise Act 2002. Should it be found to be a relevant merger situation, the OFT will further consider whether the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services that warrants reference to the Competition Commission for investigation and report.

Affected sector: IT security solutions

Please send written representations about any competition or public interest issues to:

Mr S Clarke
Office of Fair Trading
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX

Email: Steven.Clarke@oft.gsi.gov.uk

FAX: 020-7211-8916

to arrive by 23 May 2007.

END

MERSSUFEUSWSEII

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	8 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	532,041 1.850%	0
(3) Options and agreements to purchase/sell		
Total	532,041 1.850%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	900	#6.4775
		300	#6.4825
		200	#6.49

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
	N/A					

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9)	YES

-0-
*T

Date of disclosure	9 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	532,041	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.
For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Arbitrage & Trading Rule 8.3- SurfControl plc

RNS Number:3481W
Arbitrage & Trading Management Co
09 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Arbitrage & Trading Management Company
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	9th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	476,800	1.66%		
(3) Options and agreements to purchase/sell				
Total	476,800	1.66%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	77,400	650.046p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10th May 2007
Contact name	Todd Mason
Telephone number	1-201-871-0866

If a connected EFM, name of offeree/offeror with which connected | n/a

If a connected EFM, state nature of connection (Note 10) | n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIFFLFEFIAIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3735W
UBS AG (EPT)
10 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	9th MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	14,349	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	14,349	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	509	643.5 pence
PURCHASE	216	644.75
PURCHASE	220	645
PURCHASE	205	647.25
PURCHASE	197	649.25
PURCHASE	179	649.5
PURCHASE	194	650
PURCHASE	428	650
PURCHASE	280	650.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	10 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUBSBGGRG

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	9 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	533,641 1.856%	0
(3) Options and agreements to purchase/sell		
Total	533,641 1.856%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	600 1,000	#6.4450 #6.4475

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
	N/A	

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9)	YES

-0-
*T

Date of disclosure	10 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	533,641	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.
For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	09 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	597,622	2.08%	65,640	0.23%
(2) Derivatives (other than options)	65,640	0.23%	150,224	0.52%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	663,262	2.31%	215,864	0.75%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	6,045	6.4958
Sale	1,009	6.4586
Sale	1,459	6.5000
Sale	653	6.4950
Sale	889	6.5000

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	6045	6.4958
CFD	Long	653	6.495

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 10 May 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4548W
UBS AG (EPT)
11 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	10th MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	11,744	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	11,744	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	400	644.75 pence
PURCHASE	22	644.75
PURCHASE	302	644.75
PURCHASE	159	644.25
PURCHASE	701	644.25
PURCHASE	1021	645

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	11 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUGUBGGRB

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	10 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	573,802	2.00%	67,440	0.23%
(2) Derivatives (other than options)	66,540	0.23%	150,224	0.52%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	640,342	2.23%	217,664	0.76%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	900	6.4447
Sale	834	6.4492
Sale	13,664	6.4492
Sale	1,433	6.4492
Sale	3,745	6.4675
Sale	1,637	6.4492
Sale	1,607	6.4492

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Long	900	6.4447

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:4727W
BlackRock Group
11 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	10th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,543,838	5.36%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,543,838	5.36%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,668 *	GBP 6.493663
Sale	2,014	GBP 6.450122

* NB Trade date 9th May 2007

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11th May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETABMITMMJBBTR

END